

Mail Stop 7010

April 21, 2006

Via U.S. mail and facsimile

Mr. Gary L. Kramer
President and General Manager
Badger State Ethanol, LLC
820 West 17th Street
Monroe, WI 53566

> **Re:** **Badger State Ethanol, LLC**
> **Schedule 13E-3**
> **Filed March 28, 2006**
> **File No. 005-81699**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 28, 2006**
> **File No. 333-50568**

Dear Mr. Kramer:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1.   We note that you are purporting to create two classes of securities out of what is currently a single class of securities for the sole purpose of taking your company private. Please provide us a formal opinion of counsel that the class A units and the class A-1 units are separate classes of securities under state law.

   In addition, in your response letter, please provide us with your legal analysis as to why the class A units and the class A-1 units are separate classes of securities for purposes of determining whether you are eligible to suspend your disclosure and reporting obligations under Section 15 of the Exchange Act. Your response should provide counsel's legal analysis as to why the class A units and the class A-1 units are in fact separate classes under state law. Your response should also include a detailed discussion and comparison of each feature of the class A units and the class A-1 units and why the rights of the class A units and the class A-1 units support the opinion of counsel. Finally, your response should also include a discussion as to why the class A-1 units will not succeed to the Exchange Act obligations of the class A units, as it appears that you will still have more than 300 equity holders of record. Please address this last factor clearly by providing disclosure on the cover page.

2.   Rule 13e-3 under the Exchange Act provides that each affiliate engaged in a going private transaction must file a Schedule 13E-3 and furnish the required disclosures. Please advise us as to why you believe that your officers and directors are not affiliates who are engaged in the going private transaction. Please refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000.

Item 9. Reports, Opinions, Appraisals and Negotiations, page 8

3.   We note the two cross references to your proxy statement. However, it does not appear that you have included disclosure in your proxy statement regarding any reports, opinions or appraisals, as described in Item 1015(a) of Regulation M-A. Please clarify.

Preliminary Proxy Statement on Schedule 14A

General

4.   Rule 14a-4(a)(3) requires you to separately break out on the proxy card each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September

2004 interim supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (available on our Web site at www.sec.gov). The disclosure in the proxy statement should also be revised to address the matters separately.

5. On the cover page of your proxy statement and in other prominent parts of your proxy statement, including the "Summary Term Sheet" section and the "Effects of the Reclassification on New Class A-1 Unit Holders" section, please disclose that security holders will receive no consideration for the units and will lose the benefits of holding Section 15 registered securities. This new disclosure should include a brief discussion of the consequences of holding unregistered securities.

6. On the cover page of your proxy statement, please disclose the following:

    - The fact that dissenters' rights are not available to your security holders in connection with the Rule 13e-3 transaction.

    - The facts that your security holders who receive the class A-1 units will not have voting rights, except under very limited circumstances.

7. We note that your meeting date is not currently scheduled. Please confirm to us that you will comply with the requirements of Rule 13e-3(f) under the Exchange Act and Note D.3 to Schedule 14A.

Summary Term Sheet, page 1

8. Items 1013 and 1014(a) of Regulation M-A require filing persons on a Schedule 13E-3 to state the purposes, alternatives, reasons and effects of the going-private transaction and a belief as to the fairness of the proposed Rule 13e-3 transaction to unaffiliated security holders. The disclosure throughout your proxy statement only discusses these matters with respect to the "reclassification." Please revise the disclosure and related headings throughout your proxy statement to provide the purposes, alternatives, reasons and effects of the Rule 13e-3 transaction and your board's finding of the fairness of the Rule 13e-3 transaction, not limited to the reclassification.

Effects of the Reclassification, page 6

9. Please revise to discuss the rights that will be lost by your security holders who receive the class A-1 units. Please also include a discussion of the potential lost value of the class A-1 units resulting from these lost rights and the fact that the units will be unregistered securities.

Badger State's Reasons for the Reclassification, page 19

10. We note that you believe the Rule 13e-3 transaction will enable you to reduce the costs relating to your public disclosure and reporting requirements. We also note that you intend to continue delivering financial information to your security holders. Please explain in greater detail why you expect to realize savings when you plan to continue delivering this information to security holders.

11. We note the disclosure in the fourth paragraph regarding the lack of liquidity for the class A units. It appears that part of the reason for this problem has been the transfer restrictions contained in the existing operating agreement. We also note that you have determined to relax the transfer restrictions for the class A-1 units. Thus, it appears that part of the reason for the liquidity problem was within your control. Since part of the reason that you did not receive the benefits of being a publicly held company is due to your actions, please clarify your reasons for the Rule 13e-3 transaction. We also note that the Rule 13e-3 transaction will result in greater transfer restrictions since your securities will no longer be registered.

12. We note the disclosure in the bullet points beginning on page 21. We have the following comments:

    - With respect to the cash-out alternative, please discuss whether the board considered the fair value of the units and the potential benefit of liquidity to unaffiliated security holders.

    - You state in the third bullet point that a cash-out merger may not offer all security holders an opportunity to retain an equity interest in the company. We note that, similarly to the Rule 13e-3 transaction, security holders could retain such an equity interest by consolidating separate accounts or by acquiring sufficient shares to exceed the 20 unit threshold. Please revise and explain whether and how this factor weighted in the board's consideration of this alternative.

Badger State's Position as to the Fairness of the Reclassification, page 22

13. We note that you did not consider the liquidation value of the assets, the current or historical market price of the class A units, your net book value or your going concern value. Please revise to provide a materially complete explanation of the reasons why the board believes that the exchange of units is substantively fair in light of the different rights associated with the two classes of units. This revised disclosure should be detailed and specifically address the rights associated with the class A-1 units.

14. We note the disclosure in the last paragraph on page 26. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in considerable detail. To the extent the Board did not consider one or more of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, state that and explain why the factor(s) were not deemed material or relevant. See Question and Answer Nos. 20 and 21 of Exchange Act Release No. 34-17719. Please expand your disclosure to explain in greater detail why the board did not consider these factors relevant.

15. We note that you believe the Rule 13e-3 transaction is procedurally fair despite the absence of unaffiliated security holder approval and an unaffiliated security holder representative. Explain how the board was able to determine procedural fairness under these circumstances, especially in light of the different interests among the members of the board, holders of class A units, and holders of class A-1 units.

16. We note your disclosure under the headings "Substantive Fairness" on page 23 and "Procedural Fairness" on page 25 regarding the ability of a security holder owning less than 20 units to purchase additional units to avoid having the units reclassified. Please describe in greater detail the difficulty holders of less than 20 units would have in obtaining the additional units, especially in light of the absence of a trading market in your securities. In addition, please expand your fairness discussion to explain how the absence of a trading market impacted the board's fairness determination. Similarly, please address what steps, if any, the holder of greater than 20 units who would prefer to hold class A-1 units should take in order to ensure such treatment.

17. Refer to the second bullet point under the "Procedural Fairness" subheading. Please delete the statement that "the board was able to adequately balance the competing interests of the continuing Class A unit holders and the new Class A-1 unit holders in accordance with their fiduciary duties." In addition to assuming, in part, the conclusion the board was attempting to reach, this statement represents a legal conclusion the board is not qualified to make.

18. Refer to the third bullet point under the "Procedural Fairness" subheading. Please expand your disclosure to explain the legal advice that board obtained related to the fairness discussion required by Item 1014 of Regulation M-A.

19. We note the disclosure in the last sentence of the third full paragraph on page 26 that the board believes it will be treated identically to unaffiliated unit holders in the Rule 13e-3 transaction. However, it does not appear that the board members will be treated the same, as no member of the board who holds class A units will receive class A-1 units in the Rule 13e-3 transaction. Please revise to clarify.

20.   Please explain what you mean by the statement in the fourth sentence of the last paragraph on page 26. In this regard, how did the board determine these rights are "balanced"? For example, why is the loss of the right to vote deemed to be the equivalent of having better transfer rights, especially in light of the fact that there will be no public market for your securities?

21.   We note the disclosure in the last paragraph of this section that you have not made any provision to grant unaffiliated security holders access to company files, except as provided under Wisconsin law and your operating agreement. Please revise to describe the provisions of Wisconsin law and your operating agreement, how the board considered them, if at all, and how such conditions will affect security holders' access to these materials.

Effect on Trading of Class A Member Units, page 30

22.   We note the disclosure in the last sentence. Please revise to describe in greater detail how agstock.com operates and how your security holders will be able to use its services following the suspension of your Exchange Act obligations.

Effects of the Reclassification on Unit Holders of Badger State, page 31

23.   The disclosure in this section is conclusory. Please revise to describe in greater detail the benefits and detriments of the Rule 13e-3 transaction. See Instructions 1 and 2 to Item 1013 of Regulation M-A.

24.   We note the effect discussed in the fourth bullet point in the "Positive Effects" section on page 31. Please provide us supplementally with support for including this factor as an effect of the Rule 13e-3 transaction with respect to the security holders that will receive class A-1 units. In this regard, we note that these security holders currently hold units that are able to realize that same future value. If you elect to continue include this factor, please disclose the fact that security holders are able to realize that same future value today.

Description of Proposed Other Changes in the Third Amended and Restated…, page 37

25.   We note the disclosure in the second bullet point regarding your 10% ownership limitation. Please briefly explain this limitation, rather than refer to the existing operating agreement.

Modification to Class A Member Units in the Third Amended…, page 41

26.   We note the disclosure in the third paragraph regarding the approval rights that have been removed. Please revise to list each right in a bullet point.

Selected Historical Financial Data, page 45

27. Please delete the statement in the third sentence that the "financial information that follows is qualified in its entirety by reference…." It is your responsibility to summarize accurately and your security holders are entitled to rely solely on the disclosure in your proxy statement. Please revise accordingly.

Agreements Involving Badger State's Securities, page 51

28. Please revise to briefly disclose the agreements, rather than refer security holders to the existing operating agreement.

Reports, Opinions, Appraisals and Negotiations, page 51

29. We note the statement "other than as disclosed in the proxy statement." It does not appear that you have included in your proxy statement disclosure regarding any reports, opinions or appraisals. Please clarify this statement.

Forward Looking Statements, page 51

30. Please delete the statement in the second paragraph regarding security holder reliance on forward-looking statements, as this statement suggests you do not have responsibility under the federal securities laws for all of the information contained in your proxy statement.

Information Incorporated by Reference, page 52

31. The disclosure in the first paragraph indicates that you will be incorporating by reference only from your annual report. However, the disclosure in the second sentence of the second paragraph indicates that you will be incorporating from additional sources. Please revise accordingly.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that your filings include all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from your company acknowledging that:

- Your company is responsible for the adequacy and accuracy of the disclosure in your filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to your filings; and

- Your company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551- 3767 with any questions. You may also contact Michael K. Pressman, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3345.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc: Mr. Dennis R. Wendte
      Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP
      333 West Wacker Drive, Suite 2700
      Chicago, IL 60606